Filed pursuant to Rule 424(b)(3)

Registration No. 333-111732

PROSPECTUS SUPPLEMENT

(to Prospectus Dated January 6, 2004)

[First Commonwealth Logo Appears Here]

FIRST COMMONWEALTH STOCK DIRECT

A Direct Purchase & Sale Plan for the Common Shares

Of First Commonwealth Financial Corporation

This prospectus supplement relates to the shares being offered under First Commonwealth Stock Direct, the direct stock purchase and dividend reinvestment plan of First Commonwealth Financial Corporation. This prospectus supplement is part of the prospectus and should be kept with your copy of the prospectus. The information in this prospectus supplement supercedes the information in the prospectus only to the extent inconsistent with the prospectus. The update is as follows:

Effective as of June 14, 2004, the maximum investment per transaction will no longer be limited to $10,000.00. As of that date, there will be no limit on the amount you can invest in a single transaction, subject to the annual investment limit of $120,000.00.

The following references to the $10,000.00 maximum investment per transaction shall be deleted from the prospectus effective as of June 14, 2004:

Page	Reference(s)

Page 6	Last sentence of the paragraph captioned “Existing shareholder accounts (directly registered with the Bank).”

Page 6:	Last sentence of the paragraph captioned “First Time Investors.”

Page 13:	Second sentence of the third paragraph under the heading “2. Share Purchases—Optional, First Time Cash Investments, Investing Dividends.”

Page 17:	The heading “Maximum Cash Investments” and the items “First-time investments, new account” and “Optional cash investment, existing registered account” thereunder.

This prospectus supplement is dated May 14, 2004.